Exhibit (a) (19)
CONFIDENTIAL — FOR INTERNAL USE ONLY. To minimise the distribution list you have been blind copied.
Cadbury’s second formal rejection of Kraft’s
offer
Outstanding 2009 financial performance
Today we publish the second part of our defence against Kraft titled “Further reasons to reject Kraft’s offer”.
This message is backed up by excellent financial performance for 2009 and momentum going into 2010, as well as further reasons why we believe Kraft’s offer is unattractive.
Cadbury expects to deliver outstanding 2009 performance
Our performance is ahead of the objectives we set out at the beginning of 2009:
•	5% revenue growth over 2008†

•	13.5% trading margin — a 160 basis point improvement over 2008† *

•	£808m trading profit† *
This is particularly impressive given the difficult economic backdrop and is a tribute to the grit and determination of everyone in Cadbury. It gives our Board confidence to plan for dividend growth of 10% over 2008.
This performance underpins our defence, and provides the foundations for the upgraded targets we announced in December with our new 2010-13 Vision into Action plan.
Further reasons to reject Kraft
We also directly attack Kraft’s offer:
•	A derisory price that fails to acknowledge our current performance or future prospects

•	A valuation that is materially lower as a multiple of profits than transactions for comparable confectionery businesses

•	Exposure to Kraft, a low growth conglomerate with a long history of underperformance and a track record of missed targets

•	More than half the consideration in shares of Kraft which have significantly underperformed their peer group since flotation in 2001
The value of Cadbury
In contrast, Cadbury is a high growth, pure-play confectionery business which is exceeding our financial targets and with significant upside from our upgraded Vision into Action plan still to come.
You can read our full defence document online (this will be updated on Thursday evening to include more details about our 2009 performance). I’ve also recorded a personal message — just dial +44 121 261 0004 to hear it.

Today we are again showing the power and potential of Cadbury. We should all be truly proud of how our hard work and focus is delivering higher performance and higher value.
Todd
Todd Stitzer
CEO
Dial +44 121 261 0004 to hear Todd’s message [See transcript below]
Read the defence document
Read the full press release
Any questions? Visit the intranet to see the latest questions and answers, including:
What happens next?
On Thursday, 14 January we will share more details of our 2009 performance.
Kraft has until Tuesday 19 January (Day 46) to revise its offer and has extended the deadline for shareholder responses to 2 February (Day 60). In the meantime, our Chairman and senior management team led by Todd Stitzer and Andrew Bonfield will continue dialogues with investors to explain why our Board believes they should reject Kraft’s offer.
If another formal offer is tabled by a new offeror, this would usually have the effect of re-setting Kraft’s offer timetable (so that Kraft and the new offeror are bound by the timetable for the new offeror). Kraft and any new offeror would therefore have further time to revise their offers.

†	Financial information for 2009 is based on a latest estimate for 2009, comprising 11 months unaudited results through to November together with estimated results for December. Figures marked ‘†’ are extracted or derived from this latest estimate and will be confirmed or revised, as applicable, in the defence document once the updated information is available.

*	This statement includes a profit estimate that has been reported on for the purpose of the Takeover Code. See the defence document for further details on the profit estimate.
A translation of this note will follow shortly. If you have any questions please email global.colleague.communication@cadbury.com

Important Note
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury ordinary shares and Cadbury American Depositary Shares are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.

All colleague dial in voicemail — 12.01.10
Hi everyone
This is a message to Cadbury colleagues around the world.
I hope you are doing well. It is early in the morning of January 12 and we are about to release our next Defence document, which contains outstanding performance results for 2009.
I thought it would be important to let you know what those results were first, because you delivered and generated them under extreme economic conditions and business stress from a takeover approach to difficult transformational change ... and a whole host of circumstances which made 2009 one of the most difficult years I think we have ever seen.
So, let me not spend too much time on the intro. From a top line, our overall revenues grew at constant currency — which is the way we measure ourselves internally — at 5%. On an actual currency basis they grew 11%. So, 5% constant, 11% actual for revenues.
From a trading profit perspective, our trading profit on a constant currency basis was up 19% and at actual currency it was up 27%.
And given all the focus we have had on margin, we had a spectacular margin delivery, with constant currency margins of 155 basis points, actual currency margins of 160 basis points with both netting out at 13.5%.1
Let me just say as it relates to revenue overall, our average of revenue growth 2004 through 2009 remains 6% which is ahead of our sector average, and our trading margin has increased 370 basis points since the beginning of 2007 — and that is more than 70% of the way to our mid-teens margin target in 2011 in about half the time. .... That is a spectacular achievement.
So, I am not going to bother you with any more detail. I think that is sufficient to let you know how incredibly outstanding these results have been.
Our document describes both the results and the reasons why Kraft’s business is unappealing and its shares underperform in the market place because of the poor performance it has turned in. It shows their missed revenue targets and margin performance actually going down over time.
So the contrast of our great performance to their lacklustre performance is something that will be shared with the entire financial marketplace — something we clearly would not have been able to do without the great performance you turned in.
So on behalf of the Chairman, the Board, the CEC and me personally I want to thank you very, very sincerely for everything you did to make 2009 such a great year.
We are into 2010 now and I think people are feeling good about how the year is starting. But it is obviously early days.
Don’t be distracted by the continued fisticuffs in the takeover marketplace — stay focused on the business because as we have consistently said the best defence is great performance and you have definitely demonstrated that.
Thanks a lot. I will talk to you soon.

[1]	References to 2009 margin include a profit estimate that has been reported on for the purpose of the Takeover Code. See the defence document for further details on the profit estimate.